                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000





                                    CONTENTS



                                                            Page

Statements of Transfer Fees Charged                           1

Summary of Costs Incurred                                     2

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000

                                     October 2000               November 2000                December 2000
                              Tons      Fee      Amount  Tons      Fee      Amount  Tons      Fee      Amount
                                     (per ton)   (000)          (per ton)   (000)          (per ton)   (000)

TRANSFER FEES CHARGED
Ohio Power Company:(a)
 -Amos Plant(b). . . . .     177,242     N/A     $2(c)   106,917    N/A     $2(c)   93,003    N/A      $ -(c)

       TOTAL . . . . . .     177,242             $2      106,917            $2      93,003             $ -


(a) Includes return on investment associated with the utilization of the terminal.
(b) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal. The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(c)     Estimated utilization payment.
N/A Not Applicable

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000
                                                          Three
                                                          Months
                       October    November    December    Ended
                         2000       2000        2000     12/31/00
                                     (in thousands)
Salaries and Benefits.   $ 40       $ 44        $ 35      $119
Depreciation . . . . .     77         77          78       232
Taxes Other Than
  Income Taxes*. . . .     15         15          16        46
Materials & Supplies .      1          1           6         8
Electricity. . . . . .      4          5           7        16
Other. . . . . . . . .     14         10           8        32

Total**. . .   $151       $152        $150      $453



  *     Excludes FICA, Federal Unemployment and State Unemployment.
        These costs are reflected in benefits.
 ** Excludes cost of capital, see discussion of return on investment in the footnotes on page 1.